05038118

SECURIT[illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 8 2005 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8-49478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Colony Park Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 Colony Park Drive
Suite 900
(No. and Street)

Cumming	**Georgia**	**30040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Brown **(678) 947-0028**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE

Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SC

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

SD 3/16

OATH OR AFFIRMATION

I, *Michael S. Brown*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Colony Park Financial Services, LLC**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

Amanda Sulzbott [signature]
Notary Public

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLONY PARK FINANCIAL SERVICES, LLC

Financial Statements

and Supplemental Schedule

December 31, 2004 and 2003

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Colony Park Financial Services, LLC:

We have audited the accompanying balance sheets of Colony Park Financial Services, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colony Park Financial Services, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 10, 2005

COLONY PARK FINANCIAL SERVICES, LLC

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Cash	$ 45,997	10,724
Commissions receivable	85,609	23,742
Deposit with clearing broker/dealer	50,572	50,203
Prepaid expense	1,700	1,700
Furniture and equipment, net of accumulated depreciation of $27,943 and $26,092, respectively	8,644	6,354
	$ 192,522	92,723
Liabilities and Members' Equity		
Commissions payable to affiliate	$ 9,490	2,714
Accounts payable and accrued expenses	70,477	17,910
Total liabilities	79,967	20,624
Members' equity	112,555	72,099
	$ 192,522	92,723

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Operations

For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Investment banking fees	$ 36,000	322,985
Commissions	731,564	432,097
Other income	8,259	10,360
Total revenues	775,823	765,442
Expenses:		
Investment banking - affiliate	36,000	323,000
Commissions - affiliate	73,629	45,713
Professional fees	14,956	15,001
Compensation and benefits	408,591	295,858
Contract services	138,296	-
Other operating	71,783	97,506
Total expenses	743,255	777,078
Net earnings (loss)	$ 32,568	(11,636)

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Members' Equity

For the Years Ended December 31, 2004 and 2003

Balance, December 31, 2002	$ 74,391
Member contributions	9,344
Net loss	(11,636)
Balance, December 31, 2003	72,099
Member contributions	7,888
Net earnings	32,568
Balance, December 31, 2004	$ 112,555

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net earnings (loss)	$ 32,568	(11,636)
Adjustments to reconcile net earnings (loss) to net cash used by operating activities:		
Depreciation	4,598	4,314
Loss on disposal of fixed assets	1,000	-
Proceeds from maturity of marketable securities	-	7,987
Change in commissions receivable	(61,867)	(470)
Change in deposit with clearing broker/dealer	(369)	(157)
Change in commissions payable to affiliate	6,776	(777)
Change in accounts payable and accrued expenses	52,567	554
Cash provided by (used in) operating activities	35,273	(185)
Cash flows from financing activities consisting of contributions from members	-	9,344
Net change in cash	35,273	9,159
Cash, beginning of year	10,724	1,565
Cash, end of year	$ 45,997	10,724
Non-cash investing and financing transaction:		
Contribution of equipment by a member	$ 7,888	-

See accompanying notes to financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

Business

Colony Park Financial Services, LLC (the "Company") was incorporated under the laws of the State of Georgia on June 27, 1996 and capitalized on October 17, 1996. During 2001, the Company changed its name from LKB Financial, LLC to Colony Park Financial Services, LLC. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Historically, the Company had operated principally as an investment banker; however, beginning in November 2002, the Company began a retail brokerage operation.

Relationship with Affiliate and Economic Dependence

The Company's operations are integrally dependent on the operations of Global Capital Advisors, Ltd. and Global Capital Advisors, LLC, affiliates by common ownership. Significant portions of the Company's income result directly from these affiliates' activities, and a significant amount of the Company's revenue is paid to these affiliates as investment banking expenses and override commissions. During the years ended December 31, 2004 and 2003, the Company paid investment banking expenses and commissions of $109,629 and $368,713, respectively, to these affiliates. The Company's results of operations and financial position would be significantly different without these affiliations.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (four to seven years).

Revenue Recognition

Investment Banking

Investment banking fees and related expenses are recorded at closing of the securities offerings for which the Company is serving as investment banker. At times, the Company receives warrants as partial consideration for its investment banking services. The market value of these warrants, when reasonably determinable, is recorded as investment banking fees on the date received.

Retail Brokerage

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

(1) Description of Business and Summary of Significant Accounting Policies, continued

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their proportionate shares of the Company's earnings. The Company's net earnings or loss is allocated among the members in accordance with the Company's operating agreement.

(2) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital, as defined, of $101,200, which was $95,869 in excess of its required net capital of $5,331. The Company's ratio of aggregate indebtedness to net capital was .79 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

(3) Employee Benefit Plan

During 2004, the Company adopted a Simplified Employee Pension Plan Individual Retirement Account (SEP IRA) for its salaried employee. Contributions are discretionary, and are limited to the lesser of 25% of the employee's total compensation, or $41,000 for 2004. The Company contributed $40,000 to the SEP for the year ended December 31, 2004.

(4) Commitments

In November 2002, the Company entered into a three-year operating lease agreement for its office space, effective January 1, 2003, and expiring on December 31, 2005. Future minimum lease payments on this lease through maturity is $21,642. Rent expense under this lease was $20,400 a year for the years ended December 31, 2004 and 2003.

SUPPLEMENTAL

SCHEDULE

COLONY PARK FINANCIAL SERVICES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Computation of Net Capital:	
Members' equity	$ 112,555
Less deductions:	
Nonallowable assets:	
Prepaid expense	(1,700)
Furniture and equipment, net	(8,644)
Deduction related to haircut on securities	(1,011)
Net capital	101,200
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,331
Net capital in excess of requirement	$ 95,869
Computation of Aggregate Indebtedness:	
Aggregate indebtedness	$ 79,967
Ratio of aggregate indebtedness to net capital	.79 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2004):

Net capital as reported in Part II (unaudited) FOCUS report	$ 94,773
Audit adjustments, net	13,507
Difference in nonallowable assets	(6,069)
Correction to the haircut on securities	(1,011)
Net capital, per above	$ 101,200

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Members
Colony Park Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Colony Park Financial Services, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 10, 2005